UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of August 2006

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Acquisition





8 August 2006


PEARSON ACQUIRES MERGERMARKET:
ADDS NEW FINANCIAL CONTENT AND SERVICES TO THE FT GROUP


Pearson, the international education and information company, today announced the acquisition of the Mergermarket Group for GBP101m (net of cash retained in the business).

Mergermarket is a highly customer-focused financial information company which combines historical news and data with proprietary, forward-looking insights and intelligence. It provides this information electronically to financial institutions, corporations and their advisers, becoming part of their customers' daily workflow.

Its flagship product, mergermarket, couples detailed databases of transactions and third party news sources with early-stage intelligence on potential corporate activity generated by 160 M&A journalists in 31 countries. Its customers - which include 29 of the world's top 30 investment banks, 18 of the top 20 law firms and 25 of the top 30 private equity houses - use this information to generate ideas and new business opportunities.

Building on the successful mergermarket model, the company has launched a series of new services including Debtwire for traders of distressed and high-yield debt, dealReporter for merger arbitrageurs and Wealthmonitor for private bankers. It has a strong record of successful product launches and a healthy pipeline of further innovative new services to be launched over the next few years.

Founded in 2000, mergermarket's sales have grown very rapidly and its subscription model produces high renewal rates (currently well over 95%), reliable revenue streams and excellent cash conversion. The acquisition is expected to enhance Pearson's adjusted earnings per share in 2007, its first full year and return on invested in capital in 2008.

"Mergermarket builds its products around its customers, creating unique, indispensable content that becomes part of their daily lives. It has grown rapidly, demonstrating its ability to build new services around a highly successful business model, and it has an excellent team of people who we are delighted to welcome on board," said Rona Fairhead, chief executive of the Financial Times Group.

"For the FT Group, it adds proprietary content, a premium customer base, reliable growth from new revenue sources and attractive financial characteristics. We see opportunities to connect mergermarket and the FT Group, from the Financial Times and FT.com to our specialist financial magazines and Interactive Data Corporation. These would include using existing FT Group information to develop new products, developing advertising and sponsorship revenues and sharing technology capabilities."

Mergermarket will continue to be led by its current management team including Caspar Hobbs, CEO; Charlie Welsh, Editor-in-Chief; Gawn Rowan Hamilton, CFO; and Richard Hall, managing director for dealReporter and Debtwire.

Caspar Hobbs, CEO of mergermarket, said: "The employees of mergermarket have worked passionately and tirelessly over the last seven years to create a truly global business. Their commitment has been extraordinary and, as a result, so has our success. We have ambitious plans to build our business even further and I can think of no better partner for us than the FT Group."

Ends

For more information:

Pearson
Luke Swanson / Simon Mays-Smith
+44 (0)20 7010 2310

FT Group
Joanna Manning-Cooper
+44 (0)20 7873 4447


SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 8 August, 2006

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary